Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor, 18 Queen Street

Hamilton HM JX, Bermuda

September 17, 2012

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enstar Group Limited

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-33289

Dear Mr. Rosenberg:

We respectfully request an extension of time to respond to your letter dated September 7, 2012 related to the above referenced filing. In light of the travel schedules of our key personnel, we are requesting this extension to allow us additional time to consider the Staff’s comments, consult with our independent public accounting firm and prepare appropriate responses. As our in-house securities counsel indicated to Ms. Hartz, we intend to provide our response on or before October 1, 2012.

Thank you for your consideration.

Sincerely,

/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer